

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 11, 2011

Mr. James B. Huff , Chief Financial Officer
Universal Security Instruments, Inc.
11407 Cronhill Drive, Suite A
Owings Mills, Maryland 21117

> **Re:** **Universal Security Instruments, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 26, 2010**
> **File No. 1-31747**

Dear Mr. Huff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 1. Business, page 3

1.   We note it appears some of your disclosure has been repeated from previous disclosure in your prior filings. For example, we note:

- The disclosure in the penultimate paragraph on page 3 of your Form 10-K that you "have been evaluating and researching new smoke and carbon monoxide detection technologies" and such effort has resulted in "new product features, and [we] have applied for patents on certain of these technologies and features" is identical to disclosure in the penultimate paragraph on page 3 of your Form 10-K for the previous fiscal year.

- The disclosure in the penultimate paragraph on page 3 of your Form 10-K that you "plan on completing the certification process and expect to begin shipping the next generation of products to [y]our customers during the year ended March 31, 2011" identical to disclosure in the penultimate paragraph on page 3 of your Form 10-K for the previous fiscal year except that you expected to ship the products during the fiscal year ended March 31, 2010.

- The disclosure in the penultimate paragraph on page 3 of your Form 10-K that you "have initiated the process of obtaining certification of a full product line of [y]our next generation of residential smoke and carbon monoxide alarms" is identical to disclosure in the penultimate paragraph on page 3 of your Form 10-K for the previous fiscal year.

- The disclosure in the first risk factor on page 6 that you are "currently pursuing the development of additional products to be manufactured by the Hong Kong Joint Venture" is identical to the disclosure in the first risk factor on page 6 of your Form 10-K for the previous fiscal year.

If your previously disclosed plans and efforts have changed, please disclose the reason for the difference. For example, if you were unable to obtain patents for newly developed technology or unable to develop additional products, please state so directly. Likewise, if you continue to undertake the efforts you currently disclose, please provide more specific disclosure regarding the status of your efforts, your material progress to date, what remains to be achieved and the reasons for any material delays.

2.   Please tell us where you provided the disclosure required by Item 101(h)(4)(vii) of Regulation S-K.

Executive Officers of the Registrant, page 10

3.   With a view toward amended disclosure, please tell us how your disclosure here and the disclosure in your definitive proxy statement regarding the share ownership of management complies with Items 401 and 403 of Regulation S-K. For example, you include Messrs. Lazarus and Knepper in your summary compensation table and include Mr. Knepper in the table reflecting the share ownership of management; however, neither individual is listed here as an executive officer. Similarly, Mr. Lazarus is listed only in the summary compensation and related tables, but not included in the table reflecting the share ownership of management.

Item 7. Management's Discussion and Analysis of Financial Condition, page 13

Comparison of Results of Operations, page 15

4.   We note that you attribute changes in your results of operations to various factors. In future filings, please revise to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(a)(3)(i) of Regulation S-K.

Financial Condition, Liquidity and Capital Resources, page 16

5.   In future filings, please revise to discuss material changes in the underlying drivers of your working capital changes rather than merely describing items identified on the face of the statement of cash flows. Refer to Item 303(a) of Regulation S-K.

6.   In future filings, expand this section to discuss liquidity on a short-term and long-term basis. Also, to the extent that the solvency of the factor may materially impact your liquidity and capital resources, as indicated by the first paragraph on page 16, ensure that this section describes that impact.

Income Taxes, page 16

7.   Please expand your discussion of income tax expense to describe the cause of material changes in this line item and any items that significantly impacted your income tax expense during the period. In this regard, include discussion of the reasons for any significant changes in your effective tax rate.   Refer to Instruction 4 of Item 303(a) of Regulation S-K.

Item 11. Executive Compensation, page 21

8.   The disclosure regarding "compensation cost" in note 1 to your summary compensation table in your definitive proxy statement does not appear to comply with Item 402(r)(2)(iii) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please revise future filings accordingly.

Signatures, page 24

9.   In your future applicable filings, please indicate below the second paragraph of text who is signing in the capacity of principal executive officer, principal financial officer and principal accounting officer or controller.

Notes to Consolidated Financial Statements, page F-6

Note A – Nature of Business and Summary of Significant Accounting Policies, page F-6

Foreign Currency, page F-9

10. We note that the financial statements of your foreign joint venture are presented in Hong Kong dollars. Please expand this footnote in future filings to describe your accounting policy for translating and recording the earnings from your foreign joint venture in addition to that of your subsidiaries.

Note C – Investment in the Hong Kong Joint Venture, page F-15

11. Please revise future filings to include all of the disclosures required by paragraph 323-10-50-3 of the FASB Accounting Standards Codification.

Note G – Income Taxes, page F-12

12. You disclose that you provide deferred taxes of unremitted earnings of your joint venture. Given this policy, please explain to us why the tax impact of the non-patriated earnings of your joint venture is also included as a reconciling item in your tax provision.

13. Please tell us the nature of the items described as changes in temporary differences and why such items are included as a reconciling item in your tax provision.

Form 10-Q for the quarterly period ended September 30, 2010

Results of Operations, page 9

14. We note that you have combined line items of your income statement, such as the disclosure in the first paragraph on page 10 of research and development expenses and selling, general and administrative expenses, when you compare expenses. In future filings, compare line items in the income statement. See Item 303(b)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed June 28, 2010

15. In future applicable filings, please disclose whether, and if so how, the nominating committee or board considers diversity in identifying nominees for director. If such committee or board has a policy regarding the consideration of diversity, describe how that policy is implemented and how the effectiveness of that policy is assessed. See Item 407(c)(2)(vi) of Regulation S-K.

16. If your principal executive officer also serves as chairman, please disclose in applicable future filings whether you have a lead independent director. See Regulation S-K Item 407(h). Also tell us and revise future filings to clarify why your current leadership structure is appropriate given your specific characteristics or circumstances. Your

current disclosure appears to attribute the reasons for such structure solely to your bylaws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Geoffrey Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief